SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JULY 2001

                         (Commission File No. 001-14489)


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  ---------------------------------------------
                  (Translation of registrant's name in English)


           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X    Form 40-F
                                  ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes        No X
                                   ---      ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             (PUBLICLY HELD COMPANY)
                               NIRE 53.30000.580-0
                        CNPJ/MF NUMBER 02,558,132/0001-69

            MINUTES OF THE GENERAL EXTRAORDINARY AND SPECIAL MEETING

Held on July 23, 2001

1. - DATE, TIME AND PLACE OF THE ASSEMBLY: The assembly was held at 08:00 a.m. of July 23rd, 2001 at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916 in the city of Brasilia, federal district of Brazil. 2. - CALL FOR
ATTENDANCE: The call for attendance was published by the DIARIO OFICIAL DO DISTRITO FEDERAL on June 22, June 25 and June 26 and republished on June 28, June 29 and July 02 and by the GAZETA MERCANTIL NACIONAL on June 22, June 25 and June 26 and republished on June 27, June 28 and July 09, all in the year 2001.
3. - TABLE: The following members were elected to compose the table in accordance with article 14 of the Social Bylaws: as President, Mr. MARIO CESAR PEREIRA DE ARAUJO and as Secretary Mr. ARTHUR ANTONIO MAGALHAES FONSECA. 4. -
ATTENDEES: Shareholders representing the legal quorum. 5. - ORDER OF THE DAY: In the form provided by Article 12 of the Company's Social Bylaws, to examine the Agreement for the provision of Management Consulting and Assistance Services, to be celebrated by the Company, as well as by its controlled companies and by its indirect controller SPLICE DO BRASIL TELECOMUNICACOES E ELETRONICA S.A. 6. -
DELIBERATIONS: After installation of the Assembly, the President requested that the present minutes be drawn in a summarized form as provided by article 15 of the Company's bylaws and in accordance with the express authorizations contained in article 130 of Law number 6,404/76. After that, the President introduced to the present shareholders the terms and conditions of the contract being submitted. After discussing the matter, the attending shareholders decided the following: I. Minority shareholders, including the owners of preferred shares, have voted in favor of celebrating the Agreement for the provision of Management Consulting and Assistance Services between the Company's indirect controller SPLICE DO BRASIL TELECOMUNICACOES E ELETRONICA S.A. ("Splice"), as the contracted third-party provider, and the Company's controlled companies as contracting parties, having the Company as mediator-upon-consent. The remuneration to Splice shall correspond to 1% (one percent) of the net revenues generated by each controlled company celebrating the Agreement in question, calculated based on the month relative to the provision of the services, effective for 03 (three) years counting as of the date of signature of the Agreement and extensive to another equal period of 03 (three) years. The controlling shareholder did not participate in the voting process. II. All shareholders' protests and votes were received by the members of the table and included in the present minutes. 7. - Without further matters to be addressed, the Assembly was adjourned and the present minutes were drawn, read, considered accurate and signed by all those attending.

                            Brasilia, July 23, 2001.

 [CONTINUATION OF THE MINUTES OF THE GENERAL EXTRAORDINARY AND SPECIAL ASSEMBLY
    HELD BY THE SHAREHOLDERS OF TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                               ON JULY 23, 2001.]


MARIO CESAR PEREIRA DE ARAUJO                 ARTHUR A. MAGALHAES FONSECA
        President                                      Secretary



CARLOS JOSE SANTOS DA SILVA                             AUGUSTO PATARELI
   Representing BID S.A.                          Member of the Fiscal Council



         JULIO BRAGA PINTO

         Representing the Independent Auditors



         FABIO GABAI PUGA NAZARI


         p.BBA Icatu
                            p.p. BBA Icatu Taurus FIA
                             p.p. BBA Icatu FEF FIA
                          p.p. BBA Icatu California FIF
                           p.p. BBA Icatu Aquarius FIA
                       p.p. BBA Icatu Ibovespa Instit. FIA
                         p.p. BBA Icatu Investiprev FIA
                             p.p. BBA Icatu Fesc FIA
                       p.p. PGBL Icatu Hartford C.20B fife
                       p.p. PGBL Icatu Hartford C.20C fife
                       p.p. PGBL Icatu Hartford C.20E fife
                       p.p. PGBL Icatu Hartford C.49B fife
                       p.p. PGBL Icatu Hartford C.49C fife
                       p.p. PGBL Icatu Hartford C.10B fife
                       p.p. PGBL Icatu Hartford C.10C fife
                       p.p. PGBL Icatu Hartford C.10E fife
                        p.p .BBA Icatu Index Ibovespa FIA
                       p.p. Icatu Hartford Fundo de Pensao
                       p.p. Fapers Fund. As.Prev.Ext.R. RS
                           p.p. Fundacao Previdenc.IBM
                      p.p. Previdencia ExxonSoc.Prev.Priv.
                        p.p. Icatu Hartford Seguros S.A.

 [CONTINUATION OF THE MINUTES OF THE GENERAL EXTRAORDINARY AND SPECIAL ASSEMBLY
    HELD BY THE SHAREHOLDERS OF TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                               ON JULY 23, 2001.]



         MARIA CRISTINA CESCON AVEDISSIAN

         p. BES
                           p.p. Espirito Santo Dealer


                        MARIA CRISTINA CESCON AVEDISSIAN
                                   p. Paribas
                                p.p. BNP Paribas


                           GEORGE W. TENORIO MARCELINO

                               p. CitiBank, N. A.
                        p.p. Emerging Markets Growth Fund
                            p.p. Templeton World Fund
                           p.p. Uan Funds.Inc. Acadian


                            FABIO MOREIRA DE A. NONO

         p. Dynamo Administracao de Recursos Ltda.
                           p.p. Dynamo Cougar FMIA CL
                             p.p. Dynamo Equity Fund
                           p.p. Klima Fundo Inv.Acoes
                              p.p. Fundacao Centrus
                               p.p. Fundacao Cesp


                        MARCIO ANTONIO MARQUES DE MORAES
                               p. Fundacao Petros

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: July 24, 2001                   By:  /s/ MARIO CESAR PEREIRA DE ARAUJO
                                         ---------------------------------------
                                         Name:   Mario Cesar Pereira de Araujo
                                         Title:  President